Exhibit 99.1

Danke Announces Unaudited First Quarter of 2020

Financial Results

BEIJING, China, June 10, 2020 /PR Newswire/ — Phoenix Tree Holdings Limited (“Danke” or the “Company”) (NYSE: DNK), one of the largest co-living platforms in China with the fastest growth, today announced its unaudited financial results for the first quarter ended March 31, 2020.

FINANCIAL AND OPERATING HIGHLIGHTS

All comparisons are made on a year-over-year (“yoy”) basis.

For the Quarter Ended March 31, 2020

•                  Revenues increased 62.5% to RMB1,939.6 million (US$273.9 million) from RMB1,193.8 million.

•                  Net loss was RMB1,234.4 million (US$174.3 million) compared to RMB816.2 million. Net margin improved by 4.8 percentage points.

•                  Adjusted net loss (1) was RMB978.9 million (US$138.2 million) compared to RMB799.1 million. Adjusted net margin improved by 16.4 percentage points.

•                  Adjusted EBITDA (2) was negative RMB578.3 million (US$81.7 million) compared to negative RMB549.6 million. Adjusted EBITDA margin improved by 16.2 percentage points.

•                  The number of apartment units operated increased 46.8% to 419,030 units as of March 31, 2020, from 285,349 units as of March 31, 2019.

FINANCIAL RESULTS

For the Quarter Ended March 31, 2020

Revenues were RMB1,939.6 million (US$273.9 million) in the first quarter of 2020, representing an increase of 62.5% yoy from RMB1,193.8 million in the first quarter of 2019. The revenue growth was primarily due to an increase in opened apartment units through organic growth and, to a lesser extent, an increase in opened apartment units through the acquisition of Aishangzu (3) in March 2019. The Company had 415,459 opened apartment units as of March 31, 2020, and 270,337 opened apartment units as of March 31, 2019.

(1) Adjusted net loss represents net loss before share-based compensation, incentives for apartment sourcing, and impairment of long-lived assets. Adjusted net loss is a non-GAAP financial measure. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

(2) Adjusted EBITDA represents EBITDA before share-based compensation, incentives for apartment sourcing, and impairment of long-lived assets. EBITDA represents net loss before depreciation and amortization, interest expenses, interest income, and income tax benefit (expense). Both adjusted EBITDA and EBITDA are non-GAAP financial measures. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

(3) Hangzhou Aishang Danke Technology Co., Ltd (“Aishangzu”), a residential rental apartment operator that primarily operated in Hangzhou.

Operating expenses were RMB3,101.6 million (US$438.0 million) in the first quarter of 2020, representing an increase of 58.5% yoy from RMB1,957.0 million in the first quarter of 2019.

•                  Rental cost increased 67.5% yoy to RMB1,955.7 million (US$276.2 million) from RMB1,167.6 million primarily due to an increase in the number of opened apartment units.

•                  Depreciation and amortization increased 67.0% yoy to RMB328.3 million (US$46.4 million) from RMB196.5 million primarily due to an increase in the number of apartment units renovated and opened.

•                  Other operating expenses increased 105.6% yoy to RMB250.6 million (US$35.4 million) from RMB121.9 million. The increase was primarily attributable to (i) a loss on early termination of rental agreements due to the early termination of certain leases with property owners, which was primarily due to the adverse impact of the COVID-19 pandemic and resulted in a loss for the related leasehold improvements and deposits to the property owners for the first quarter of 2020, (ii) an increase in cost of services as the Company operated more apartment units, and (iii) an increase in incentives for apartment sourcing as the Company had more opened apartment units and recorded more amortized commissions and lead generation fees for sourcing such apartments in the first quarter of 2020. The following table sets forth a breakdown of other operating expenses, expressed as an absolute amount and as a percentage of revenues, for the periods indicated:

	Three Months Ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other operating expenses:
Cost of services	56,603	4.7	76,070	10,743	3.9
Payroll cost	36,877	3.1	41,514	5,863	2.1
Incentives for apartment sourcing	15,628	1.3	30,008	4,238	1.5
Other expenses	12,776	1.1	32,315	4,563	1.8
Loss on early termination of rental agreements	—	—	70,671	9,981	3.6
Total	121,884	10.2	250,578	35,388	12.9

•                  Pre-opening expense decreased 89.0% yoy to RMB9.2 million (US$1.3 million) from RMB83.3 million primarily due to a significantly lower number of pre-opening apartment units during the quarter compared to the prior year period. During the first quarter of 2020, in response to the COVID-19 outbreak, the Company significantly slowed down the rate of sourcing new apartments.

•                  Sales and marketing expenses decreased 9.7% yoy to RMB204.0 million (US$28.8 million) from RMB225.9 million. The decrease was primarily attributable to a decrease in advertising expenses due to the Company’s proactive actions to control costs and expenses. The result was partially offset by: (i) an increase in incentives for apartment renting, and (ii) an increase in payroll cost for sales and related support teams as a result of the recognition of the share-based compensation (“SBC”) expenses upon the completion of the Company’s initial public offering (“IPO”) in January 2020. The following table sets forth a breakdown of sales and marketing expenses, expressed as an absolute amount and as a percentage of revenues, for the periods indicated:

	Three Months Ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Advertising expenses	120,264	10.1	73,176	10,334	3.8
Payroll cost	58,665	4.9	67,697	9,561	3.5
Incentives for apartment renting	37,434	3.1	56,032	7,913	2.9
Other expenses	9,557	0.8	7,057	997	0.3
Total	225,920	18.9	203,962	28,805	10.5

•                  General and administrative expenses increased 142.0% yoy to RMB273.7 million (US$38.7 million) from RMB113.1 million primarily due to the recognition of a substantial amount of SBC expenses upon the completion of the Company’s IPO in January 2020 and a majority of which was allocated to general and administrative expenses.

•                  Technology and product development expenses increased 25.6% yoy to RMB61.0 million (US$8.6 million) from RMB48.6 million as a result of SBC expenses but partially offset by the Company’s proactive cost and expense controls.

•                  Impairment of long-lived assets were RMB19.1 million (US$2.7 million) in the first quarter of 2020 compared to nil in the prior year period. The recognition of the impairment was due to the underperformance of certain apartment units relative to their projected operating results during the Company’s impairment test in the first quarter of 2020. The underperformance of these apartment units was primarily caused by the impact of COVID-19 pandemic.

•                  SBC expenses included in the operating expenses items above were RMB206.3 million (US$29.1 million) in the first quarter of 2020 compared to RMB1.5 million in the prior year period. Because the exercisability of the share options granted by the Company was conditional upon the completion of its IPO, the Company did not recognize any SBC expenses related to the share options granted beforehand. Upon the completion of its IPO, the Company immediately recognized a substantial amount of SBC expenses associated with vested option awards in the first quarter of 2020. The following table sets forth a breakdown of SBC expenses, expressed as an absolute amount and as a percentage of revenues, for the periods indicated:

	Three Months Ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
SBC expenses included in:
Other operating expenses	—	—	14,320	2,022	0.7
Sales and marketing expenses	—	—	18,771	2,651	1.0
General and administrative expenses	1,481	0.1	140,943	19,905	7.2
Technology and product development expenses	—	—	32,267	4,557	1.7
Total	1,481	0.1	206,301	29,135	10.6

As a result of the above, operating loss was RMB1,162.1 million (US$164.1 million) in the first quarter of 2020 compared to RMB763.2 million in the first quarter of 2019.

Interest expenses were RMB84.7 million (US$12.0 million) in the first quarter of 2020, representing an increase of 15.2% yoy from RMB73.5 million in the first quarter of 2019. The increase was attributable to an increase in interest expenses related to rent financing and additional bank loans. The following table sets forth a breakdown of interest expenses, expressed as an absolute amount and as a percentage of revenues, for the periods indicated:

	Three Months Ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest expenses
Interest expenses related to rent financing	50,066	4.2	56,151	7,930	2.9
Other interest expenses	23,454	2.0	28,578	4,036	1.5
Total	73,520	6.2	84,729	11,966	4.4

Net loss was RMB1,234.4 million (US$174.3 million) in the first quarter of 2020 compared to RMB816.2 million in the first quarter of 2019. Net margin improved by 4.8 percentage points to negative 63.6% from negative 68.4%. Adjusted net loss was RMB978.9 million (US$138.2 million) in the first quarter of 2020 compared to RMB799.1 million in the prior year period. Adjusted net margin improved by 16.4 percentage points to negative 50.5% from negative 66.9%.

Net loss per basic and diluted share was RMB0.87 (US$0.12) compared to RMB3.95 in the prior year period. Adjusted net loss per basic and diluted share (4) was RMB0.69 (US$0.10) compared to RMB3.88 in the prior year period.

EBITDA was negative RMB833.8 million (US$117.8 million) in the first quarter of 2020 compared to negative RMB566.7 million in the prior year period. EBITDA margin improved by 4.5 percentage points to negative 43.0% from negative 47.5%. Adjusted EBITDA was negative RMB578.3 million (US$81.7 million) in the first quarter of 2020 compared to negative RMB549.6 million in the prior year period. Adjusted EBITDA margin improved by 16.2 percentage points to negative 29.8% from negative 46.0%.

Cash and restricted cash were RMB4,226.4 million (US$596.9 million) as of March 31, 2020.

KEY OPERATING METRICS

	As of
	March 31,	June 30,	September 30,	December 31,	March 31,
	2019	2019	2019	2019	2020
Number of cities in which the Company operated	9	10	13	13	13
Number of apartment units the Company operated (by status):
Pre-opening apartment units (1)	15,012	5,160	14,835	7,081	3,571
Opened apartment units (2)	270,337	341,213	391,911	431,228	415,459
Total	285,349	346,373	406,746	438,309	419,030
Number of apartment units the Company operated (by city):
Beijing, Shanghai and Shenzhen	176,746	192,268	213,866	223,753	207,046
Other cities	108,603	154,105	192,880	214,556	211,984
Total	285,349	346,373	406,746	438,309	419,030

(4) Adjusted net loss per basic and diluted share is a non-GAAP financial measure. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

(1)  Represent apartment units that are within the pre-opening period (i.e., the period between the effective date of the lease with the property owners and the date when the relevant apartment units achieve ready-to-move-in status).

(2)  Represent apartment units that achieve ready-to-move-in status, including those rented out and to be rented out.

	Three Months Ended
	March 31,
	2019	2020
	RMB	RMB	US$
Average revenues per rented-out unit per month (1)	2,225	2,015	285
Average leasing cost per unit per month (2)	1,599	1,498	212

(1) Represents the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days the Company rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

(2) Represents leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days the Company operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

	As of
	March 31,	June 30,	September 30,	December 31,	March 31,
	2019	2019	2019	2019	2020
Occupancy rate (1)	77.8%	89.0%	86.9%	76.7%	75.6%

(1) Represents the aggregate number of rented-out apartment units as a percentage of the number of opened apartment units as of a given date.

(4) Adjusted net loss per basic and diluted share is a non-GAAP financial measure. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 1,828.8 million ordinary shares outstanding. The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans. Each American Depositary Share (ADS) represents ten Class A ordinary shares.

BUSINESS OUTLOOK

Based on current market and operating conditions, the Company expects revenues for the second quarter of 2020 to be between RMB1,850 million and RMB1,950 million. This forecast reflects the Company’s current and preliminary views, which is subject to change and substantial uncertainties, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyze and predict.

CONFERENCE CALL

A conference call and webcast to discuss Danke’s financial results and guidance will be held at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing Time) on June 10, 2020. Interested parties may listen to the conference call by the dialing numbers below:

United States:                    1-888-317-6003

China Domestic:     4001-206115

Hong Kong:                              800-963976

International:                     1-412-317-6061

Conference ID:            4043544

The replay will be accessible through June 17, 2020, by dialing the following numbers:

United States:                    1-877-344-7529

International:                     1-412-317-0088

Conference ID:            10144503

The webcast will be available at ir.danke.com and will be archived on the site shortly after the call has concluded.

ABOUT DANKE

Danke, one of the largest co-living platforms in China with the fastest growth, is redefining the residential rental market through technology and aims to help people live better. Empowered by data, technology, and a large-scale apartment network, Danke’s vibrant and expanding ecosystem connects and benefits property owners, residents, and third-party service providers, and delivers quality and best-in-class services through an innovative “new rental” business model featuring centralization, standardization, and a seamless online experience. Danke was founded in 2015 and is headquartered in Beijing, China. For more information, please visit ir.danke.com.

CONTACTS

Investor Relations Contact

Danke IR

Email: ir@danke.com

Bill Zima

ICR, Inc.

Phone: +1 203-682-8200

Media Relations Contact

Danke PR

Email: pr@danke.com

Edmond Lococo

ICR, Inc.

Phone: +86 (10) 6583-7510

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, the impact of the coronavirus outbreak on Danke’s business and financial performance, as well as Danke’s strategic and operational plans, contain forward-looking statements. Danke may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Danke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Danke’s goals and strategies; Danke’s future business development, results of operations and financial condition; Danke’s ability to maintain and enhance its ecosystem; Danke’s ability to expand its apartment network and resident base, meet evolving market trends, adapt to changing demands of property owners and residents and improve the effectiveness of its technology system; the future developments of the coronavirus outbreak; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Danke’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Danke does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses EBITDA, adjusted EBITDA, adjusted net loss, and adjusted net loss per basic and dilute share, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that these measures help the management identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses and income that the Company includes in net loss. The Company believes that these measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

EBITDA represents net loss before depreciation and amortization, interest expenses, interest income, and income tax benefit (expense). Adjusted EBITDA represents EBITDA before share-based compensation, incentives for apartment sourcing, and impairment of long-lived assets. Adjusted net loss represents net loss before share-based compensation, incentives for apartment sourcing, and impairment of long-lived assets. Share-based compensation represents compensation expenses in connection with the restricted shares granted to the Company’s co-founders and other share options granted to the Company’s employees. Incentives for apartment sourcing consist of commissions and lead generation fees related to apartment sourcing. The Company pays commissions and lead generation fees upfront when the relevant apartment is sourced and amortize such cost on a straight-line basis over the term of the lease with the property owner, which is generally four to six years. Impairment of long-lived assets represents the impairment loss of leasehold improvement, furniture and appliances due to the underperformance of certain apartment units.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents the non-GAAP financial measures because they are used by its management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect its operations and do not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. For more information on these non-GAAP financial measures, please see the table captioned “RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES” set forth at the end of this press release. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

EXCHANGE RATE INFORMATION

This announcement contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this announcement were made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Revenues	1,193,770	1,939,589	273,922
Operating expenses:
Rental cost	(1,167,613)	(1,955,717)	(276,200)
Depreciation and amortization	(196,513)	(328,264)	(46,360)
Other operating expenses	(121,884)	(250,578)	(35,388)
Pre-opening expense	(83,321)	(9,198)	(1,299)
Sales and marketing expenses	(225,920)	(203,962)	(28,805)
General and administrative expenses	(113,109)	(273,749)	(38,660)
Technology and product development expenses	(48,608)	(61,037)	(8,620)
Impairment of long-lived assets	—	(19,144)	(2,704)
Operating loss	(763,198)	(1,162,060)	(164,114)
Interest expenses	(73,520)	(84,729)	(11,966)
Interest income	20,477	10,251	1,448
Loss before income taxes	(816,241)	(1,236,538)	(174,632)
Income tax benefit	—	2,167	306
Net loss	(816,241)	(1,234,371)	(174,326)
Income/(loss) attributable to non-controlling interest	59	(4,431)	(626)
Net loss attributable to Phoenix Tree Holdings Limited	(816,300)	(1,229,940)	(173,700)
Accretion and modification of redeemable convertible preferred shares	(79,168)	(28,692)	(4,052)
Net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(895,468)	(1,258,632)	(177,752)

Net loss	(816,241)	(1,234,371)	(174,326)
Other comprehensive loss:
Foreign currency translation adjustment	7,853	140,976	19,910
Comprehensive loss	(808,388)	(1,093,395)	(154,416)
Comprehensive income/(loss) attributable to non-controlling interest	59	(4,431)	(626)
Comprehensive loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(808,447)	(1,088,964)	(153,790)
Net loss per share
—Basic and diluted	(3.95)	(0.87)	(0.12)
Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	226,458,958	1,453,806,974	1,453,806,974

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash	685,277	826,396	116,709
Restricted cash	1,417,245	1,384,255	195,494
Accounts receivable, net	2,837	2,984	421
Advance to landlords	223,146	130,147	18,380
Prepayments and other current assets	636,618	625,712	88,369
Total current assets	2,965,123	2,969,494	419,373
Non-current assets:
Restricted cash	1,353,376	2,015,704	284,672
Property and equipment, net	3,167,537	2,881,057	406,883
Intangible asset, net	152,846	138,128	19,507
Goodwill	347,455	347,455	49,070
Deposits to landlords	608,475	577,093	81,501
Other non-current assets	410,703	371,436	52,457
Total non-current assets	6,040,392	6,330,873	894,090
Total assets	9,005,515	9,300,367	1,313,463
LIABILITIES
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	4,554,362	4,654,298	657,312
Accounts payable	726,455	651,639	92,029
Rental payable	553,410	978,020	138,123
Advance from residents	976,348	906,061	127,960
Amount due to related parties	11,343	46,060	6,505
Deposits from residents	605,356	569,772	80,467
Accrued expenses and other current liabilities	495,484	544,820	76,944
Total current liabilities	7,922,758	8,350,670	1,179,340
Non-current liabilities:
Long-term borrowings, excluding current portion	669,250	665,250	93,951
Deferred income tax liabilities	7,042	4,875	688
Other non-current liabilities	27,419	6,074	859
Total non-current liabilities	703,711	676,199	95,498
Total liabilities	8,626,469	9,026,869	1,274,838
MEZZANINE EQUITY
Total mezzanine equity	6,106,203	—	—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary Shares	35	248	35
Additional paid-in capital	—	7,122,529	1,005,893
Accumulated other comprehensive (loss)/income	(57,852)	83,124	11,740
Accumulated deficit	(5,663,670)	(6,922,302)	(977,616)
Total shareholders’ (deficit)/equity attributable to ordinary shareholders	(5,721,487)	283,599	40,052
Non-controlling interest	(5,670)	(10,101)	(1,427)
Total shareholders’ (deficit)/equity	(5,727,157)	273,498	38,625
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	9,005,515	9,300,367	1,313,463

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net cash used in operating activities	(633,130)	(121,440)	(17,151)
Net cash used in investing activities	(641,692)	(178,196)	(25,166)
Net cash provided by financing activities	2,475,836	1,017,506	143,699
Effect of foreign currency exchange rate changes on cash and restricted cash	(71,886)	52,587	7,427
Net increase in cash and restricted cash	1,129,128	770,457	108,809
Cash and restricted cash at the beginning of the period	2,465,534	3,455,898	488,066
Cash and restricted cash at the end of the period	3,594,662	4,226,355	596,875

PHOENIX TREE HOLDINGS LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(All amounts in thousands, except for share and per share data)

The table below sets forth a reconciliation of the Company’s net loss to EBITDA and adjusted EBITDA for the periods indicated:

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net Loss	(816,241)	(1,234,371)	(174,326)
Add:
Depreciation and amortization	196,513	328,264	46,360
Interest expenses	73,520	84,729	11,966
Income tax benefit	—	(2,167)	(306)
Subtract:
Interest income	20,477	10,251	1,448
EBITDA	(566,685)	(833,796)	(117,754)
Add:
Incentives for apartment sourcing	15,628	30,008	4,238
Share-based compensation	1,481	206,301	29,135
Impairment of long-lived assets	—	19,144	2,704
Adjusted EBITDA	(549,576)	(578,343)	(81,677)

The table below sets forth a reconciliation of the Company’s net loss to adjusted net loss for the periods indicated:

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net Loss	(816,241)	(1,234,371)	(174,326)
Add:
Incentives for apartment sourcing	15,628	30,008	4,238
Share-based compensation	1,481	206,301	29,135
Impairment of long-lived assets	—	19,144	2,704
Adjusted Net Loss	(799,132)	(978,918)	(138,249)

The table below sets forth a reconciliation of the Company’s net loss per basic and diluted share to adjusted net loss per basic and diluted share for the periods indicated:

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(895,468)	(1,258,632)	(177,752)
Add:
Incentives for apartment sourcing	15,628	30,008	4,238
Share-based compensation	1,481	206,301	29,135
Impairment of long-lived assets	—	19,144	2,704
Adjusted net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(878,359)	(1,003,179)	(141,675)
Adjusted net loss per share
—Basic and diluted	(3.88)	(0.69)	(0.10)
Weighted average number of shares outstanding used in computing adjusted net loss per share
—Basic and diluted	226,458,958	1,453,806,974	1,453,806,974